May 2, 2016

John Reynolds
Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Responses to the Securities and Exchange Commission
Staff Comments dated April 26, 2016 regarding
Energy Fuels Inc.
Registration Statement on Form S-3
Filed April 15, 2016
File No. 333-210782

Dear Mr. Reynolds:

This letter responds to the comments of the staff of the United States Securities and Exchange Commission (the “Staff”) set forth in the April 26, 2016 letter (the “Comment Letter”) regarding the above-referenced Form S-3 Registration Statement (the “S-3”) of Energy Fuels Inc. (“the Company”). For your convenience, the Staff’s comments are included below and we have numbered our responses accordingly.

Concurrently with the filing of this response to the Comment Letter, the Company has filed an Amendment No. 1 to the S-3 (the “Amendment”).

Our responses are as follows: Exhibit 4.8 – Form of Indenture Staff Comment No. 1.

We note that the indenture filed as Exhibit 4.8 does not contain a reasonably itemized and informative table of contents or a cross reference sheet showing the location in the indenture of the provision inserted pursuant to Sections 310 through 318(a) of the Trust Indenture Act of 1939, as required by Items 601(b)(4)(iv)(A) and (B) of Regulation S-K. Please re-file your indenture to include the table of contents and the cross-reference sheet.

The Company’s Response No. 1:

In response to Staff Comment No. 1, the Amendment includes a revised form of indenture which includes the requested table of contents and cross reference sheet.

John Reynolds
May 2, 2016

Exhibit 5.1 – Legality Opinion

Staff Comment No. 2.

Please revise the legality opinion to also opine on the legality of the 2,515,625 common shares issuable upon the exercise of the warrants issued in March 2016.

The Company’s Response No. 2:

In response to Staff Comment No. 2, the Amendment includes a revised Exhibit 5.1 legal opinion which opines on the legality of the 2,515,625 common shares issuable upon the exercise of the warrants issued in March 2016.

Staff Comment No. 3.

We note that the legality opinion states that the Shares and Preferred Shares will be validly issued as fully paid and non-assessable. Please file a revised legality opinion that opines on whether such shares will be legally issued, fully paid, and non-assessable, as those terms are understood under U.S. law. For guidance, refer to Section II.B.1.c of Staff Legal Bulletin No. 19.

The Company’s Response No. 3:

In response to Staff Comment No. 3, the Amendment includes a revised Exhibit 5.1 legal opinion which states that the Shares and Preferred Shares will be legally issued, fully paid and non-assessable.

Staff Comment No. 4.

We note that the legality opinion states that the Rights, Warrants, Subscriptions Receipts, and Units will be “validly issued.” Please file a revised legality opinion that opines that the Rights, Warrants, Subscription Receipts, and Units are binding obligations of the registrant under the law of the jurisdiction governing the respective securities. For guidance, refer to Section II.B.1.f and II.B.1.h of Staff Legal Bulletin No. 19.

The Company’s Response No. 4:

In response to Staff Comment No. 4, the Amendment includes an Exhibit 5.2 legal opinion which opines that the Rights, Warrants, Subscription Receipts, and Units will be binding obligations of the Company.

Staff Comment No. 5.

We note that the legality opinion states that the Debt Securities will be “validly issued.” Please file a revised legality opinion that opines on whether the Debt Securities are binding obligations under the law of the jurisdiction governing the agreement or instrument pursuant to which the Debt Securities are issued. For guidance, refer to Section II.B.1.e of Staff Legal Bulletin No. 19.

John Reynolds
May 2, 2016

The Company’s Response No. 5:

In response to Staff Comment No. 5, the Amendment includes an Exhibit 5.2 legal opinion which opines that the Debt Securities will be binding obligations under the law of the jurisdiction governing the agreement or instrument pursuant to which the Debt Securities are issued.

Staff Comment No. 6.

We note the statement that the opinion is limited to the laws of the Province of Canada and the federal laws of Canada. Please revise to also include the laws of the jurisdiction governing the agreements being registered. For guidance, refer to paragraph 2 to Section II.B.1.e of Staff Legal Bulletin No. 19.

The Company’s Response No. 6:

In response to Staff Comment No. 6, the Amendment includes an Exhibit 5.2 legal opinion which references the laws of the State of New York as the jurisdiction governing the agreements being registered.

* * * * *

Thank you for your review of the filing. If you should have any questions regarding the response letter, please do not hesitate to contact the undersigned at (303) 389-4130 or Richard Raymer of Dorsey & Whitney LLP at (416) 367-7388.

Sincerely,
Energy Fuels Inc.

/s/ David C. Frydenlund
David C. Frydenlund
Senior Vice President, General Counsel and
Corporate Secretary

cc:	Richard Raymer, Dorsey & Whitney LLP